Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company; E. I. du
Pont de Nemours and Company; DowDuPont Inc.

Commission File No.: 001- 00815

CONFIDENTIAL -- FOR INTERNAL USE ONLY DowDuPont: Our Journey To Three April 2016 Updated 4/28/16

Our Journey to Three: Creating World Leading Companies Agriculture Material Science Specialty Products Broad offering and robust pipeline across germplasm, biotech traits and crop protection Low-cost integration and innovation combined with expanded customer offerings in key growth sectors World-class innovation process and application development capabilities 2

The Proposed Three Companies will be Global Leaders with Strong Core Competencies

Agriculture
Net Sales: ~$16B[1]

DuPont ~$10B
- Agriculture

Dow ~$6B
- Agricultural Sciences

Specialty Products
Net Sales: ~$12B[1]

DuPont ~$10B
- Electronics & Communications
- Nutrition & Health
- Industrial Biosciences
- Safety & Protection

Dow ~$2B
- Consumer Solutions:
  - Dow Electronic Materials

Material Science
Net Sales: ~$46B[1]

DuPont ~$5B
- Performance Materials

Dow ~$40B
- Performance Plastics
- Performance Materials & Chemicals
- Infrastructure Solutions
- Consumer Solutions:
  - Consumer Care
  - Dow Automotive Systems

Each Business will allocate capital effectively, apply powerful innovation productively, extend value-added products and solutions to more customers worldwide

Note: Numbers may not sum due to rounding.
(1) Based on Dow and DuPont's Net Sales as reported in each companies' 2015 Form 10-K filing.

CONFIDENTIAL – FOR INTERNAL USE ONLY

Close 2H16 Signed 12/11/15 Share-holder Vote Jun/Jul pending S-4 becoming effective S-4 Filing First draft 3/1/16; Amend No.1 4/18/16 Hart-Scott- Rodino Filing Filed on 1/27/16 ROW Competi-tion Filings 1Q16/ 2Q16 In process Complete Spins1 Stand Up SpinCos1 Significant Progress on Execution of Planned Merger of Equals 4Q15 2016 2017-2018 Drive close of transaction CLOSE Prepare to operate MergeCo Operation of public MergeCo Prepare for intended spins Spin as soon as possible Capture >$3B of cost synergies Plan to operate three business portfolios & ensure synergy capture Achieve 100% run-rate <24 mo. after close 1. Subject to DowDuPont Board Approval Each Company’s Planning Teams are Making Progress to Expedite Synergy Capture Upon Merger Closing; Carve-out Financial Work Underway

Our Journey to Three: Legal & Regulatory Milestones Illustrative timing only, subject to change *Intended SpinCo transactions subject to DowDuPont Board approval **To occur immediately in connection with closing DuPont & Dow Shareholder Votes MergeCo Competition / Antitrust Review Board of Directors Selection DowDuPont Begins Trading on NYSE** SpinCo Regulatory Review Process SEC Review of S-4 Merger/Integration Planning Build and Stand Up Three Independent Companies Ag Co Specialty Products Co Material Science Co Ag Co Specialty Products Co Material Science Co DowDuPont DowDuPont Merger Close Close Intended Spin Transactions* 2016 2017+

Illustrative timing only, subject to change *Intended SpinCo transactions subject to DowDuPont Board approval Division Organizations Designed Joint IMO Planning Division Vision & Mission Developed Division Leadership Named HQ Sites Named Merger/Integration Planning Build and Stand Up Three Independent Companies Ag Co Specialty Products Co Material Science Co Ag Co Specialty Products Co Material Science Co DowDuPont DowDuPont Merger Close Close Intended Spin Transactions* 2016 2017+ Our Journey to Three: Integration Milestones

Our Journey to Three: The MergeCo Transition A M S Merger Close Future State DowDuPont (HoldCo) A M S A M S DowDuPont (HoldCo) A A M M S S People / Reporting / Day-To-Day Operating Structure Legal/Financial/Process/System/Governance Structure Current State Spin* Three Joint Divisions Three Publicly Traded Companies *Intended SpinCo transactions subject to DowDuPont Board approval

Our Joint Approach to Integration Joint Integration Management Office (JIMO) Master Planning Design integration and coordinate Day One planning Change Management & Comms Support change management and design communication programs Value Capture Planning Deliver on synergies (cost and growth) Organization Design Guidance Support each SpinCo to build an organization tailored to its strategy Steering Committee Ed Breen, Chairman & CEO Stacy Fox, SVP & General Counsel Nick Fanandakis, EVP & CFO Rick Olson, SVP - Corporate Services Andrew Liveris, Chairman & CEO Charles Kalil, General Counsel & EVP Howard Ungerleider, Vice Chairman & CFO Jim Fitterling, President & COO FOR USE WITH EMPLOYEES ONLY

Key Takeaways During this transition period, it is essential that we stay focused on our Core Values and our Corporate Objectives. This is a unique opportunity to create three strong, focused, industry-leading businesses that will each be positioned to grow and compete effectively. There are a number of merger milestones that have been achieved and integration planning work streams that are already underway – this is an integrated, team effort. While we will be working with Dow to complete the merger over the course of the year, we remain separate companies until closing. 2016 is already on course to be one of the most important years in the history of this great company thank you for your participation and dedication to our journey.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 (File No. 333-209869) (as may be amended from time to time, the “Preliminary Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also will constitute a prospectus of DowDuPont. These materials are not final and may be amended. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or definitive registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Preliminary Registration Statement and the definitive versions of these materials and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Preliminary Registration Statement, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Preliminary Registration Statement, which are filed with the SEC.  A more complete description will be available in the definitive registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Preliminary Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Preliminary Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.